UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-39925

TIAN RUIXIANG Holdings Ltd

Room918, Jingding Building,
Xicheng District, District, Beijing,
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

TIAN RUIXIANG Holdings Ltd (the “Company”) has recently entered into non-binding memoranda of understanding with the intention to effect share-for-share transactions to acquire two target businesses.

One potential target is a “new retail” company with operations in Southeast Asia and Hong Kong, dedicated to, among other things, brand management, supply chain operations, and retail network expansion. The transaction value of this target is currently more than US$14 million, subject to a performance of not less than US$27 million in annual revenue and not less than US$3 million in net income and a performance adjustment mechanism.

The other potential target is a creative branding agency with principal office based in New York, offering integrated services from brand strategy to digital marketing. The transaction value of this other target is currently approximately US$7 million, subject to a performance target of not less than US$5 million in annual revenue and not less than US$1 million in net income and a performance adjustment mechanism.

The Company has not entered into definitive transaction agreements with either target, and the execution of any definitive agreements is contingent upon the commercial negotiations with the targets and the completion of legal and financial due diligence on the targets. The Company currently expects to enter into definitive transaction agreements with both targets within this year and complete the relevant transactions as soon as practicable thereafter, subject to customary closing conditions. There is no guarantee that the contemplated transactions will take place under the current terms or timeline, or at all. The Company will make timely announcements pursuant to the disclosure requirements of applicable securities laws and stock exchange rules. Shareholders are cautioned not to place undue reliance on this preliminary announcement.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company's annual reports, registration statements and other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

By:	/s/ Baohai Xu
Name:	Baohai Xu
Title:	Chief Executive Officer

Date: September 26, 2025